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Holland & Knight LLP | www.hklaw.com

Terrence O. Davis
(404) 817-8531
terrence.davis@hklaw.com
October 28, 2016

VIA EDGAR
Mr. Jeffrey A. Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Griffin Institutional Access Credit Fund
(formerly, the Griffin Institutional Access Global Credit Fund)
(File Nos. 333-211845 and 811-23159)

Dear Mr. Foor:

At your request, we are submitting this letter on behalf of our client, Griffin Institutional Access Credit Fund (the “Trust,” the “Fund” or the “Registrant”) to the Securities and Exchange Commission (the “SEC”) through the EDGAR system. The purpose of this letter, is to respond to the written comments provided by the staff of the SEC (the “Staff”) to the undersigned on July 22, 2016, in connection with the review conducted by the Staff of the registration statement on Form N-2 filed with the SEC by the Trust on June 3, 2016 (the “Initial Filing”).

As an initial observation, we would note that, since the Initial Filing, the investment strategy of the Registrant, as well as the manner through which the Registrant pursues that strategy, has been significantly refined. As a consequence of these refinements, certain of the comments offered by the Staff in connection with the Initial Filing, as described below, have been rendered moot. For instance, the Registrant no longer intends to pursue a multi-manager structure and instead will rely on a single sub-adviser in pursuing its investment strategy.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments – July 22, 2016

1.	Comment. Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.

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Response. Based on interpretative guidance provided by FINRA in NASD Notice to Members 00-53, the Trust does not intend to request review of the proposed distribution terms and arrangements by FINRA.

2.	Comment. To avoid confusion, please consider differentiating the page numbers used for the front cover from the page numbers used throughout the prospectus (e.g., use roman numbering).

Response. The page numbers have been revised as requested.

3.	Comment. Page numbers and other references refer to the Class A and C prospectus. Please confirm your responses to our comments will be reflected in the Class I prospectus as well.

Response. Conforming changes have been made to the Class I prospectus as well.

4.
Comment. In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus. See Item 1.g. of Form N‐2.

Response. Prior to the Trust’s requesting effectiveness, a subsequent pre-effective amendment will incorporate the required information.

5.	Comment. Please disclose in a footnote to the pricing table the expenses of issuance and distribution required by Item 27 of Form N‐2. See Item 1.g., Instruction 6 of Form N‐2.

Response. The disclosure has been revised as requested.

6.
Comment. On the front cover page of the prospectus, disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund’s debt investments will generally be considered below investment grade, which are also known as “junk securities.”

Response. The disclosure has been revised as requested.

7.	Comment. Please specify on the cover the maximum percentage of Fund assets that may be invested in the securities of foreign issuers, including emerging market issuers.

Response. The disclosure has been revised as requested.

8.
Comment. As described on page 2, the Adviser may engage one or more sub‐advisers. We note that disclosure on page 46 of the prospectus states that the Fund intends to seek exemptive relief regarding the appointment and termination of sub‐advisers to the Fund. Please also advise the staff if you have submitted or expect to submit an exemptive application in order to offer multiple classes of shares.

Response. The disclosure has been revised to remove references to seeking exemptive relief with respect to the appointment of additional sub-advisers. However, Griffin Capital Adviser, LLC has received relief to issue multiple classes of shares through a closed-end investment company that has elected to operate as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940. Please refer to SEC Release No. 31-559, dated April 20, 2015.

9.	Comment. Under the caption Securities Offered, on page 2, please note that Class I shares are offered by separate prospectus.

Response. The disclosure has been revised as requested.

10.	Comment. Disclosure at the end of page 2 discusses the limited liquidity of the Fund’s shares. Please move this disclosure to the bullet points that appear earlier on this page.

Response. The disclosure has been revised as requested.

11.
Comment. The Fund’s name includes the term “credit” which indicates a type of investment. Please include in the prospectus summary an 80% policy to invest in debt instruments as suggested by the Fund’s name. See Rule 35d‐1 under the 1940 Act. For name test purposes, please clarify that the Fund will not include investments in the equity tranches of CDOs in the definition of fixed‐income securities.

Response. The disclosure has been revised as requested.

12.
Comment. The Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response. The Trust has revised its name to remove the word “global.”

13.
Comment. Please disclose in the summary whether the Fund intends to invest in foreign securities and/or foreign real estate and indicate the magnitude of such investments. Please provide similar disclosure in the summary regarding the Fund’s investments in emerging markets.

Response. The disclosure has been revised as requested.

14.
Comment. On page 1, disclosure indicates the Fund expects to act as an original lender for a material amount of credit obligations in its portfolio, including “direct real estate loans.” Please substantially expand the prospectus disclosure to provide a meaningful discussion of, including the material risks and potential liabilities arising from, the Fund's loan origination activities. The disclosure should highlight the underwriting standards that the Fund intends to employ as well as detail the Fund’s valuation methodology for these loans. The disclosure should also highlight the likely nature of the Fund's relationship with the entities in respect of which it will originate credit obligations. Furthermore, disclosure should clarify how the Fund will treat borrowers for purposes of its concentration policy. In addition, please confirm to the staff that all expenses associated with direct loans (e.g., origination fees) have been included in Fund expenses. We may have additional comments.

Response. The disclosure has been revised as requested. Expenses associated with any loans which are originated by the Registrant and which are properly included in the expense table of the prospectus will be included in the expense table.

15.
Comment. Please explain to the staff whether in connection with its investments in direct loans the Fund will have any unfunded commitments. If yes, please provide correspondence with the following: (a) a representation that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments, and (b) a general explanation as to why it believes it can cover its commitments. In addition, please explain to the staff whether, in connection with its investments in private debt funds, the Fund will have any unfunded commitments regarding future investments. We may have additional comments.

Response. The Fund’s investments may include unfunded commitments. The Fund represents that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. While the Fund no longer anticipates investing in private debt funds as a primary component its investment strategy, any such investments may include unfunded commitments in the form of future capital commitments. With respect to any unfunded commitments to private debt funds, it is anticipated that any such unfunded commitments will not be material. In any event, the Registrant reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments, including those to any private debt fund.

16.
Comment. On page 2, since the Fund is non‐diversified, revise references such as, “The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of investments across the four quadrants described above.” Revise similar disclosure elsewhere in the prospectus.

Response. The disclosure has been revised as requested.

17.
Comment. The Public Corporate Debt quadrant, page 2, includes “other fixed‐income and fixed‐income related securities.” That term is defined, on page 3, to include investments in private investment funds, CDOs, CLOs and other securitized instruments. Please explain why the inclusion of such investments is appropriate and not misleading in the quadrant titled Public Corporate Debt. Also, confirm the definitions do not allow for an investment to qualify for more than one of the four quadrants (e.g., could leveraged loans or high yield securities fit under Public Corporate Debt and Private Corporate Debt quadrant). If instruments may fit within multiple quadrants, explain the significance to an investor of the disclosed ranges for the amount invested in each quadrant.

Response. The disclosure has been revised as requested. In addition and as noted above, the investment strategy of the Registrant has been refined. As a part of the process, the focus of the Registrant has been narrowed so as to generally exclude private investment funds and is more focused on corporate credit related instruments.

18.	Comment. On page 3, please include “also known as junk bonds” in disclosure describing the Fund’s investments in “high yield securities.”

Response. The disclosure has been revised as requested.

19.
Comment. Under the Investment Objective and Policies section, if true, please prominently clarify that each asset category or quadrant may invest in debt securities of any duration, maturity, or credit quality. In addition, please prominently clarify in plain English the extent the Fund, directly or indirectly, will hold sub‐prime or low‐quality securities.

Response. The disclosure has been revised as requested; however, as noted above, the focus of the Fund has narrowed so as to exclude certain of the instruments described in the Initial Filing

20.
Comment. On page 4, the disclosure lists categories of underlying funds in which the Fund may invest and describes that shareholders will pay a pro rata share of asset‐based and performance fees associated with these investments. Please include hedge funds and other private investment funds in this list of underlying funds.

Response. The disclosure has been revised as requested. While the Registrant may invest in certain, underlying private funds, the amount of the assets of the Registrant that may be invested in such underlying funds is expected to be relatively small.

21.	Comment. Page 4 states the Fund may employ leverage, including borrowing from banks. Please also disclose that underlying funds may be highly leveraged.

Response. The disclosure has been revised as requested.

22.
Comment. In connection with the Fund’s investments in “private institutional real estate debt funds,” please clarify if these investments rely on an exemption from registration as investment companies under the 1940 Act, and disclose what exemption these funds rely on. Please provide similar disclosure for other private investment funds in which the Fund may invest (we note the disclosure for hedge funds on page 29).

Response. The disclosure has been revised as requested. While the Registrant may invest in certain, underlying private funds, the amount of the assets of the Registrant that may be invested in such underlying funds is expected to be relatively small.

23.
Comment. Please tell us how much the Fund will invest in funds that rely on section 3(c)(1) or 3(c)(7) of the Investment Company Act. If the Fund will invest/invests more than 15% of its assets in such funds that rely on section 3(c)(1) or 3(c)(7), please note that registered closed‐end funds that invest more than 15% of their assets in such hedge funds or private equity funds impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is appropriate for the Fund to offer shares without imposing these limitations. In addition, please tell us and disclose whether there is a limit on the percentage of the Fund’s assets that can be invested in all issuers that are excluded from the definition of investment company and are privately offered (this would include, for example, funds that rely on section 3(c)(5)(C) of the Investment Company Act). We may have additional comments after reviewing your response.

Response. As noted above, the Fund’s investment strategy no longer includes investing in 3(c)(1) or 3(c)(7) funds as a primary component. The Fund will not invest more than 15% of its assets in private funds that employ hedging strategies and which typically are viewed as hedge funds.

24.
Comment. Under the heading “Fees and Expense” on page 5, please include disclosure summarizing that investors also pay a pro rata share of asset‐based and performance fees associated with the underlying funds. This disclosure should be in addition to the disclosure that currently appears under the Investment Objective and Policies on page 4.

Response. The disclosure has been revised as requested.

25.	Comment. Page 6 discusses minimal capitalization risk. Please also disclose the impact on Fund expenses if the Fund raises insufficient capital.

Response. The disclosure has been revised as requested.

26.
 Comment. Page 8, under Distribution Policy Risk, states that all or a portion of a distribution may consist solely of a return of capital. Please inform the staff whether the Fund intends to report a distribution rate. If the Fund intends to report a distribution rate at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response. The disclosure has been revised as requested. The Fund does not intend to report a distribution rate.

27.
Comment. In the prospectus summary, please state clearly whether the Fund will engage in borrowing during its first 12 months of operations and confirm such borrowing will be reflected in the fee table.

Response. The disclosure has been revised to disclose that the Fund will engage in borrowing during its first 12 months of operations. The estimated cost of such borrowings will be included in the completed fee table in a subsequent pre-effective amendment.

28.	Comment. Please inform the staff whether the Fund intends to issue debt or preferred stock in the first year of operations.

Response. The Fund does not intend to issue debt or preferred stock in its first year of operations. However, as noted above, the Trust will engage in borrowing during its first 12 months of operations.

29.	Comment. Please provide a completed fee table in advance of the Fund seeking to go effective. We may have additional comments.

Response. The Fund will file a subsequent pre-effective amendment with a completed fee table.

30.
Comment. Please advise the staff whether the expense reimbursement or fee waiver arrangements will reduce Fund operating expenses for at least one year from the effective date of the Fund’s registration statement.

Response. The expense reimbursement or fee waiver arrangements will remain in place for at least one year following the effective date of the Trust’s registration statement. Prior to the Trust’s requesting effectiveness, a subsequent pre-effective amendment will incorporate the required information.

31.
Comment. Please expand the discussion in footnote 5 to reflect that the AFFE line item includes asset‐based fees in addition to performance fees. In regards to the asset‐based and performance fees associated with acquired funds, please clearly describe if such fees are based on net assets or some other basis.

Response. The disclosure has been revised as requested.

32.
Comment. As previously noted, it appears the Fund invests a significant amount of its assets in private funds, including funds that rely on exemptions other then 3(c)(1) and 3(c)(7) of the 1940 Act. Please explain whether the expenses associated with these funds are reflected in the fee table. If not, please provide an estimate of these expenses in footnote 5 to the fee table.

Response. As stated above, the Fund no longer intends to invest a significant amount of its assets in private funds. However, the expenses associated with any such investments will be included in the fee table as appropriate.

33.
Comment. The table assumes the Fund issues shares in an amount equal to a certain dollar figure (blank in the filing). Please provide the staff this figure and explain why you believe this is a reasonable estimate of sales in the first year.

Response. Prior to the Trust’s requesting effectiveness, a subsequent pre-effective amendment will incorporate the required information.

34.
Comment. On page 48, the Fund discloses that in certain circumstances, the Fund may fair value its investments in Private Real Estate Debt Funds by adjusting the most recent NAV by the change in a proprietary benchmark that has been deemed representative of the entire Private Real Estate Debt Fund market. Please provide the staff more information regarding the proprietary benchmark and its use in determining the fair value of these Fund investments. We may have additional comments.

Response. Due to the change in the Fund’s investment strategy, the referenced disclosure has been revised. As result, the valuation process described in the Initial Filing is no longer applicable

35.
Comment. The fundamental policy regarding concentration states, “Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry.” Please delete “Under normal circumstances.” We note that the Fund can deviate from its fundamental investment restriction on concentration for temporary defensive purposes.

Response. Due to the change in the Fund’s investment strategy, the referenced disclosure has been revised.

36.
Comment. The section titled Involuntary Repurchases, on page 15, states that the Fund may repurchase shares in certain situations, including if the shares have been transferred or vested in any person other than by operation of law as a result of the shareholder’s death or dissolution, or if continued ownership of the shares may be harmful or injurious to the business reputation of the Fund. Please explain to us how these repurchases are consistent with Rule 23c‐2 under the Investment Company Act. We note that the staff takes the view that a fund may not rely on Rule 23c‐2 to redeem out the estate of deceased investor. See J. and W. Seligman, SEC No‐Act. Letter (pub. avail. July 14, 1989).

Response. The referenced disclosure has been removed.

37.	Comment. The Part C included in the filing appears to be the Part C for the Griffin Institutional Access Real Estate Fund. Please provide the Part C relevant to this Fund.

Response. The corrected Part C will be included in the next Pre-Effective Amendment.

38.
Comment. At the time the registration statement was originally filed Terrence O. Davis was the sole initial trustee of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement must be signed by a majority of the Fund’s Board of Trustees, and also must be signed by the Fund’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response. As the current sole trustee and officer of the Trust, Terrence Davis will sign on behalf of the Trust in both capacities.

* * *

If you have any questions or comments, please contact the undersigned at 202.654.4614. Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis